Exhibit (f)(1)

June 15, 1992
Amended as of November 15, 2000

The North Carolina Capital Management Trust

Deferred Compensation Plan

The North Carolina Capital Management Trust (the "Fund") has adopted this Trustees' Deferred Compensation Plan (this "Plan") for the Trustees of the Fund who are not "interested persons" of the Fund as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940 (the "Trustees").

1. Each Trustee may elect, prior to January 1 of each year, to defer receipt of all or any portion of his or her retainer and meeting fees (the "Trustee's Fees") for such year.

2. Any Trustee's Fees so deferred shall be credited at the time when they would otherwise have been payable to an account on the books of each portfolio of the Fund to be established for the electing Trustee. Interest on the Trustee's account shall be compounded on the first day of each quarter, based upon the balance of the Trustee's account as of the first day of the preceding quarter. The interest rate used shall be equal to the prevailing rate applicable to 90-day United States Treasury Bills at the beginning of the preceding quarter.

3. (a) Notice. A Trustee shall complete, sign and file with the Fund a Notice of Election to Defer Compensation (the "Notice") which shall state:

(a) the amount of Trustee's fees to be deferred.

(i) the manner of payment of deferred compensation (i.e., in a lump sum or the number of quarterly or annual installments).

A Trustee's Notice may from time to time be amended by the Trustee by giving the Fund a further Notice; such amendment shall take effect only in the calendar year next following the date on which such further Notice is filed with the Fund.

(b) Date of First Payout. Each Trustee shall in the Notice elect to defer the receipt of his or her deferred compensation until a date described by such Trustee in the Notice, which date may not be sooner than the first business day of January following the year in which such Trustee's service as such is terminated.

The period over which deferred compensation shall be paid out shall not exceed 20 years.

(c) Installments. The amount of each installment of deferred compensation shall be equal to the product of (i) the balance of the Trustee's account immediately prior to the payment of such installment and (ii) a fraction, the numerator of which is one and the denominator of which is the total number of installments remaining to be paid at that time.

4. In the event of the Trustee's death, amounts payable to him or her under this Plan shall be payable instead to his or her designated beneficiary or otherwise in accordance with applicable law. The Trustee's right to receive payments shall not otherwise be transferable. No certificates will be issued in respect of interests in the Plan.

5. The Fund's obligation to make payments of amounts accrued under this Plan is a general unsecured obligation of the Fund payable solely from the Fund's general assets and property. No shares of any of the Fund's portfolios shall be purchased for the Trustee's account, nor shall any special fund or separate account be established for such amounts.

6. This Plan shall not obligate the Fund to retain any Trustee as a Trustee, nor obligate the Fund to pay any (or any particular level of) Trustee's Fees to any Trustee.

7. This Plan shall be administered under the direction of, and may be interpreted, amended or supplemented by, the Trustees acting by majority vote (excluding any Trustee whose benefit is the subject of such vote).